================================================================================

SEC 1746       Potential persons who are to respond to the collection of
(2-98)         information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Be Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  69664210-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  JUDY BRUNER
               Senior Vice President and Chief Financial Officer
                                  PALM, INC.
                          5470 Great America Parkway
                        Santa Clara, California  95052
                                (408) 878-9000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 16, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69664210-7


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
      SS OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS.
1
      I.R.S. Identification No.: 94-3150688
      Palm, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,383,567 (See (1) below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,383,567 (See (1) below)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 16.7 percent (See (2) below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------


*See Instructions Before Filling Out.

Schedule 13D

(1) 6,383,567 shares of Be Common Stock are subject to Stockholder Support Agreements ("Support Agreements") between Palm and certain officers and directors of Be, as described in Items 3 and 4 below, of which 1,422,497 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of August 16, 2001. Palm expressly disclaims beneficial ownership of any of the shares of Be Common Stock subject to the Support Agreements.

(2) Based upon 36,792,523 shares of Be Common Stock outstanding as of August 16, 2001.

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of Be Incorporated, a Delaware corporation ("Be" or "Issuer"). The principal executive offices of Be are located at 800 El Camino Real #300, Menlo Park, CA 94025.

Item 2. Identity and Background

The name of the corporation filing this Statement is Palm, Inc., a Delaware corporation ("Palm"). Palm is a global provider of handheld computing devices. The address of Palm's principal business is 5470 Great America Parkway, Santa Clara, California 95052.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Palm, (ii) the residence or business address of each of the directors of Palm, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Palm, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Palm is the same as the address of Palm's principal business.

Neither Palm nor, to the knowledge of Palm, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Palm, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3. Source and Amount of funds or Other Consideration

Pursuant to an Asset Purchase Agreement, dated as of August 16, 2001, a copy of which is attached hereto as Exhibit 1 (the "Purchase Agreement"), by and among Palm, ECA Subsidiary Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Palm (the "Purchase Sub"), and Be, and subject to the conditions set forth therein (including adoption and approval of the Purchase Agreement and the Purchase (as defined below) by stockholders of Be and receipt of applicable regulatory approvals), Purchase Sub will purchase substantially all of the assets relating to the BeOS and BeIA operating systems from Be (such events constituting the "Purchase").

Schedule 13D

As an inducement to Palm to enter into the Purchase Agreement and in consideration thereof, certain officers and directors of Be (collectively, the "Stockholders") entered into individual Support Agreements with Palm, a copy of the form of which is attached hereto as Exhibit 2 (each, a "Support Agreement" and, collectively, the "Support Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Be Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Purchase Agreement, approval of the Purchase and the winding up of Be's operating business. Palm did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Support Agreements.

References to, and descriptions of, the Purchase, the Purchase Agreement, and the Support Agreements set forth herein are qualified in their entirety by reference to the copies of the Purchase Agreement and the Support Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4: Purpose of Transaction

(a)-(c) As described in Item 3 above, this Statement relates to the acquisition of substantially all of the assets relating to, required for, used in or otherwise constituting the Operating Systems (as defined in the Purchase Agreement, including BeOS and BeIA) of Be by Purchase Sub (these purchased assets being referred to herein as the "Assets"). The Purchase Agreement also contemplates that, as soon as reasonably practicable after the consummation of the Purchase, Be will wind up its business operations in accordance with applicable law. The Assets will be exchanged for shares of Palm common stock, the assumption of certain liabilities relating to the Assets and other consideration set forth in the Purchase Agreement.

    Pursuant to the Support Agreements, each of the Stockholders has irrevocably appointed the directors of Palm as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Purchase. The foregoing proxies give the directors of Palm the limited right to vote or deliver a consent with respect to each of the shares of Be Common Stock beneficially owned by the Stockholders, at every annual, special, adjourned or postponed meeting of the stockholders of Be and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Purchase and the adoption and approval of the Purchase Agreement, and in favor of each of the other actions contemplated by the Purchase Agreement and any action required in furtherance thereof (including the winding up of Be's operating business); (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Purchase and the transactions contemplated by the Purchase Agreement (including the winding up of Be's operating business); (c) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Purchase or any of the other transactions contemplated by the Purchase Agreement (including the winding up of Be's operating business). The Stockholders may vote their shares of Be Common Stock on all other matters submitted to the stockholders of Be for their approval. The Support Agreements terminate upon the earlier to occur of (a) such date and time as the Purchase Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Purchase shall become effective in accordance with the terms and conditions set forth in the Purchase Agreement.

    The purpose of the Support Agreements is to enable Palm and Be to consummate the transactions contemplated under the Purchase Agreement.

(d) Upon the consummation of the Merger, it is contemplated that certain of the directors and officers of Be will become employees of Palm pursuant to the terms of the Purchase Agreement.

(e)-(g) The Purchase Agreement contemplates that, as soon as reasonably practicable after the consummation of the Purchase, Be will wind up and cease its business operations in accordance with applicable law.

(h)-(i) Not applicable.

Schedule 13D

(j) Other than described above, Palm currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although Palm reserves the right to develop such plans.

References to, and descriptions of, the Purchase, the Purchase Agreement and the Support Agreements set forth herein are qualified in their entirety by reference to the copies of the Purchase Agreement and the Support Agreements included as Exhibits 1 and 2 respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of the Support Agreements, Palm may be deemed to be the beneficial owner of at least 6,383,567 shares of Be Common Stock as of August 16, 2001. Such Be Common Stock constitutes approximately 16.7% of the issued and outstanding shares of Be Common Stock, based on the 36,792,523 shares of Be Common Stock outstanding as of August 16, 2001 (as represented by Be) and assuming the issuance of 1,422,497 shares of Be Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of August 16, 2001. Palm also may be deemed to have shared Support power with respect to the foregoing shares of Be Common Stock with respect to those matters described above. However, Palm
    (a) is not entitled to any rights as a stockholder of Be as to the foregoing shares of Be Common Stock, and (b) disclaims any beneficial ownership of the shares of Be Common Stock which are covered by the Support Agreements.

    To the knowledge of Palm, no other person listed on Schedule A hereto has an equity or other ownership interest in Be.

    Set forth on Schedule B hereto is the name of those stockholders of Be that have entered into a Support Agreement with Palm, and to the knowledge of Palm, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c) To the knowledge of Palm, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d) To the knowledge of Palm, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Purchase Agreement and the exhibits thereto, including the Support Agreements, to the knowledge of Palm, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Be, including, but not limited to transfer or Support of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Schedule 13D

1. Asset Purchase Agreement, dated as of August 16, 2001, by and among Palm, Inc., a Delaware corporation, ECA Subsidiary Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Palm, and Be Incorporated, a Delaware corporation.

2. Form of Support Agreement, dated as of August 16, 2001, by and among Palm, Inc., a Delaware corporation, ECA Subsidiary Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Palm and certain stockholders of Be Incorporated set forth on Schedule B hereto.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 24, 2001
--------------------------------------------------------------------------------
Date

Signature
Judy Bruner, Senior Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
Name/Title

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                  PALM, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Palm. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Palm, Inc., 5470 Great America Parkway, Santa Clara, California 95052.


            Name of Executive Officer                              Title and Present Principal Occupation
--------------------------------------------      -------------------------------------------------------------------------
Carl J. Yankowski                                  Chief Executive Officer
Judy Bruner                                        Senior Vice President and Chief Financial Officer
R. Todd Bradley                                    Executive Vice President and Chief Operating Officer,
                                                   Solutions Group
Stephen Yu                                         Vice President, General Counsel and Secretary
Stewart Gill                                       Chief Human Resources Officer

            Name of Director                              Title and Present Principal Occupation
--------------------------------------------      -------------------------------------------------------------------------
Carl J. Yankowski                                  Chief Executive Officer of Palm

Eric A. Benhamou                                   Chairman of the Board of Directors
                                                   3Com Corporation
                                                   Santa Clara Site
                                                   5400 Bayfront Plaza
                                                   Santa Clara, CA 95052

Gordon A. Campbell                                 President and Chairman of the Board
                                                   Techfarm, Inc.
                                                   200 W. Evelyn Ave., Suite 100
                                                   Mountain View, CA 94041

Gareth C.C. Chang                                  Chairman and Managing Partner
                                                   GC3 & Associates International, LLC
                                                   P.O. Box 1780
                                                   Manhattan Beach, CA 90287-1780

Jean-Jacques Damlamian*                            Group Executive Vice President
                                                   France Telecom
                                                   6 place d'Alleray
                                                   75505 Paris Cedex 15

Michael Homer                                      Chief Executive Officer
                                                   Zodiac Networks, Inc.
                                                   1350 Villa Avenue
                                                   Mountain View, CA 94041

David C. Nagel                                     President and Chief Technology Officer
                                                   AT&T Labs
                                                   295 North Maple Avenue
                                                   Basking Ridge, New Jersey 07920

Susan G. Swenson                                   President, Chief Operating Officer and Director

                                                   Leap Wireless International, Inc.
                                                   10307 Pacific Center Ct.
                                                   San Diego, CA 92121

* citizen of France

Schedule 13D

                                  SCHEDULE B

                   STOCKHOLDERS PARTY TO A SUPPORT AGREEMENT

                                WITH PALM, INC.

     The following table sets forth the name and present principal occupation or employment of each Stockholder of Be that has entered into a Support Agreement with Palm in connection with the Purchase Agreement, and the aggregate number of shares of Be Common Stock beneficially owned by each such Stockholder as of August 16, 2001. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Be, Inc., 800 El Camino Real #300, Menlo Park, CA 94025.


                Stockholder Party to Support Agreement                                 Shares Beneficially Owned
----------------------------------------------------------------------          --------------------------------------
Jean-Louis Gassee.....................................................                    4,305,511 (1)
Chief Executive Officer
of Be Incorporated

Stewart Alsop.........................................................                       93,750 (2)
General Partner
New Enterprise Associates
2490 Sand Hill Road
Menlo Park, CA 94025

Garrett P. Gruener....................................................                      158,937 (3)
Managing Director
Alta Partners
One Embarcadero Center
Suite 4050
San Francisco, CA 94107

Barry M. Weinman......................................................                      841,396 (4)
Managing Director
Media Technology Equity Partners
185 Berry St.
Suite 3600
San Francisco, CA 94107

Steve M. Sakoman......................................................                      782,610 (5)
Chief Operating Officer
of Be Incorporated

William F. Zuendt.....................................................                       47,916 (6)
Director of Be Incorporated

Andrei M. Manoliu.....................................................                       45,948 (7)
Independent Business Consultant
and Director of Be Incorporated

P.C. Berndt...........................................................                      107,499 (8)
Chief Financial Officer
of Be Incorporated

_________________
(1) Includes 3,981,761 outstanding shares of Be Common Stock, and 323,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(2) Includes no outstanding shares of Be Common Stock, and 93,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(3) Includes 65,187 outstanding shares of Be Common Stock, and 93,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(4) Includes 745,646 outstanding shares of Be Common Stock held by AV1 Capital, L.P. and 2,000 shares held by Virginia Weinman, the wife of Mr. Weinman. AV1 Capital Management, L.P. is the general partner of AV1 Capital, L.P. Mr. Weinman is a general partner of AV1 Capital Management. Mr. Weinman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 93,750 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(5) Includes 160,111 outstanding shares of Be Common Stock, and 622,499 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(6) Includes no outstanding shares of Be Common Stock, and 47,916 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(7) Includes 6,365 outstanding shares of Be Common Stock held by the Manoliu-Neimat Living Trust, of which Mr. Manoliu is a trustee, and 39,583 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.

(8) Includes no outstanding shares of Be Common Stock, and 107,499 shares of Be Common Stock issuable upon the exercise of options to purchase Be Common Stock which are exercisable within 60 days of August 16, 2001.